Date
12 June 2007 Subject File No. 1-13980 Your letter of 11 May 2007 Your reference Form 20-F 2006 Our reference
United States Securities and Exchange Commission Division of Corporation Finance Attn. Mr. Larry Spirgel, Assistant Director Mail Stop 3720 Washington, D.C. 20549 U.S.A.

Dear Mr. Spirgel,

On behalf of Koninklijke KPN N.V., a company organized under the laws of The Netherlands (the “Company” or “KPN”), I have set forth below the Company’s responses to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated May 11, 2007, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”) filed with the Commission on March 1, 2007.  For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company.

Controls and Procedures Statement under The Sarbanes-Oxley Act, page 86
1.
Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during the period covered by your report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 15(d) of the Form 20-F.

Company Response:
Item 15(d) requires a company to disclose any changes that have materially affected or are reasonably likely to materially affect the company’s internal controls over financial reporting during the period covered by the report. For 2006, we did not identify any such changes and omitted Item 15(d) since we did not believe it required an “appropriate negative statement” if no such changes had occurred. The Company will be more specific in future filings.

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Change in Accounting Policies, page 113
2.
We note that you changed your accounting policy “to provide more relevant information in the Consolidated Income Statement, which better reflects [y]our Treasury objectives.” It is unclear to us what is meant by this disclosure. Please tell us how your determination of the effectiveness was changed and why this change was appropriate. Also, tell us why the change was necessary to provide more relevant information and better reflect your treasury objectives as compared to your previous accounting policy.

Company Response:

Introduction
In 2000 KPN concluded a USD 1,750 million bond issue, maturing October 1, 2010 with a fixed interest rate of 8%, and in 2006 KPN concluded a GBP 275 million bond issue, maturing March 18, 2016 with a fixed interest rate of 5.75%. In connection therewith, KPN entered into cross currency interest rate swaps to mitigate the exposure on currency risk. These cross-currency interest rate swaps have been designated and accounted for as cash flow hedges for currency risk. KPN’s functional and reporting currency is the Euro.

KPN’s effectiveness test of these cross-currency interest rate swaps demonstrated that the cash flow hedges are highly effective as all cash flow risks from currencies are eliminated.

Accounting in 2005
Through December 31, 2005 KPN recorded journal entries in accordance with paragraph 96 of IAS 39, which prescribes that the movement in the fair value of a cash flow hedge to be recorded directly in equity (hedge reserve) is the lesser of:
1)	the cumulative gain or loss on the hedging instrument from inception of the hedge; and
2)	the cumulative change in fair value (present value) of the expected future cash flows on the hedged item from inception of the hedge.
Any remaining gain or loss on the hedging instrument is recognized in the income statement.

By applying paragraph 96, the movement in the fair value of KPN’s cross-currency interest rate swaps as a result of changes in the Euro yield curve, was recorded in KPN’s income statement. This was due to the fact that the cumulative change in fair value of the expected future cash flows of the hedged items does not include changes in the Euro yield curve (and hence the effect of those changes was recorded in the income statement).

Although, both based on the effectiveness test and from an economic perspective, the cash flow hedges are considered to be highly effective, the measurement of the ineffectiveness based on IAS 39 paragraphs 95 and 96 resulted in the recording of an accounting ineffectiveness.

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Change in accounting policy in 2006
In 2006 KPN reassessed its accounting policy for the cash flow hedges, as the volatility in the income statement due to changes in the Euro yield curve, resulting from the above described journal entries, did not reflect the fact that from an economic perspective, in line with KPN’s treasury risk management objectives, the swap mitigates all relevant risks. We concluded, for the following reasons, that it was appropriate under IFRS to change the measurement of the ineffectiveness which is the basis for the journal entries and to not recognize an accounting ineffectiveness in the income statement:

●
Paragraph 95 of IAS 39 states that the portion of gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognized directly in equity with any ineffective portion recorded in the income statement. Because based on our effectiveness tests the hedges proved to be highly effective, all fair value changes are recognized in equity.

●
No hedge reserve would remain at the end of the lifetime of the swap since the accounting ineffectiveness recognized in the income statement in accordance with the previous policy is cumulatively zero over the lifetime of the swap.

●
Given the high effectiveness of the swaps we concluded that the cumulative change in fair value of the hedged item as described in paragraph 96 could also include changes in the Euro yield curve which in this fact pattern would then not result in accounting ineffectiveness.

Under the new accounting policy, the cumulative change in fair value of the expected future cash flows on the hedged item is measured to include the effect of changes in the Euro yield curve. We concluded that hedge documentation and designation did not change as a result of the above change as the description of the journal entries is not a mandatory part of the hedge documentation.

In accordance with IAS 8 this change in accounting policy has been applied retrospectively.

Better reflection of Treasury objectives
One of our Treasury objectives is to fully mitigate the currency risk on cash flows arising from foreign currency loans by hedging this risk with cross-currency interest rate swaps, which is the most appropriate instrument for this purpose. However, this objective was not fully reflected in our financial statements due to the recognition of accounting ineffectiveness through the income statement under our previous application of IAS 39. We therefore concluded that our new policy provides more relevant and reliable information to the users of the financial statements.

Our current application of IAS 39 better reflects our risk management objectives and better reflects the effectiveness of our hedges from an economic point of view, which we believe provides our investors with more relevant information.

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Note 19. Foundation Preference Shares B KPN, page 138
3.
Please tell us in more detail the factors you considered in determining that the fair value of the call option is not material. Based on your disclosure, it is unclear to us why the likehood that the call option will be exercised is “very remote” and how your ability to cancel the preference shares B shortly after its issuance impacts the fair value of the call option.

Company Response:

In the Netherlands, option arrangements regarding the issue of preference shares with a foundation are not unusual. However, it must be noted that generally such options will only be exercised in exceptional circumstances and, in fact, in the case of the Foundation, have never been exercised since incorporation of the Foundation. Circumstances in which the option could be exercised would be if KPN is subject to circumstances that may threaten KPN’s continuity, independence and identity. In such instances, KPN’s and the Foundation’s interests would be aligned and, as described on page 89 of our Annual Report and Form 20-F 2006, it would actually be in the interest of KPN to have the option exercised at such time, with a view to enabling KPN to determine its position and seek alternatives, where relevant taking public security considerations into account.

The Board of the Foundation is of the opinion that under normal circumstances it should not exercise its voting rights for longer than a limited period.

Appendix X to the General Rules for the Euronext Amsterdam Stock Market (the “Rulebook”) requires that a general meeting of shareholders shall be convened and held within four weeks after an issue of preference shares, at which meeting the reasons for such issue or for the granting of such right shall be explained. Appendix X of the Rulebook also requires that a general meeting of shareholders must be convened, no later than two years after the day on which the preference shares have been first issued, and that on the agenda of such meeting a resolution must be placed to repurchase or cancel the protective preference shares.

As a result, the preference shares (nominal value EUR 0.24) could only be issued for a limited period. KPN expects that in principle preference shares could not be issued for a period longer than six months. In addition, the Foundation is not allowed to transfer the preference shares or the call option.

Based upon the foregoing factors, in particular the fact that:
●	options could be exercised only in exceptional circumstances; and
●	preference shares could only be outstanding for a limited period of time,
KPN determined that the fair value of the call option was not material.

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Note F. Financial Instruments, page 170
4.
Please disclose in more detail the accounting difference under US GAAP for the change in accounting policy under IFRS for the determination of the effectiveness of the cross currency fixed interest rate cash flow hedges.

Company Response:
In the 2006 financial statements the accounting policy for IFRS changed as explained in our response to question 2. Under US GAAP the accounting has not been changed. The main reason was that US GAAP (DIG Issue 9) does not allow the revised accounting treatment used for IFRS, because the value of the swaps at the inception of hedge accounting was not zero under US GAAP.

We therefore continued to account for the swaps following paragraph 30 of FAS 133 which was in line with our previous application of paragraph 96 of IAS 39.

In the 2005 financial statements of KPN the accounting treatments of the cross currency swaps under IFRS and US GAAP were similar. The differences between US GAAP and IFRS relate to different adoption dates and different transitional arrangements. FAS 133 is applied as from January 1, 2003 and IAS 32 and 39 are applied as from January 1, 2005.

Note G. Earn-out settlements, page 171
5.
Based on your disclosure, it appears that you did not recognize a liability for the earn-out settlements under IFRS. If true, please clarify your disclosures. Otherwise, tell us why an US GAAP reconciling adjustment was not necessary.

Company Response:
As per December 31, 2006 KPN recorded under IFRS a liability for earn-out settlements (EUR 8 million), which is not contingent on specified events or transactions in the future, and which was included in deferred purchase considerations (see note [24] Other payables and deferred income on page 142 of the Form 20-F). Under US GAAP, KPN also recorded this liability at year-end 2006. Consequently, we concluded that there was no difference between IFRS and US GAAP accounting for this earn-out settlement.

In addition, as per December 31, 2006 KPN recorded under IFRS a liability for earn-out settlements for an amount of EUR 29 million, which is contingent on specific events or transactions in the future and which is included in deferred purchase considerations (see note [24] Other payables and deferred income on page 142 of the Form 20-F) . Contingent considerations based on earnings under US GAAP (FAS 141 paragraph 28) are not recognized until the contingency is resolved. Therefore no liability under US GAAP was recorded. However, no IFRS-US GAAP reconciling item was recognized because the difference in accounting did not impact either equity or net result, though a reclassification was made in the balance sheet.

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* * *

In connection with these responses, KPN acknowledges that (i) KPN is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) KPN may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the enclosed submission, or if we can be of any assistance in expediting your review, please contact Mr. Philip Boeckman of Cravath, Swaine & Moore LLP (011-44-207-453-1020).  Accounting questions may be addressed to Mr. Ingo Uytdehaage, Manager External Reporting of the Company (011-31-70-343-4628) and myself (011-31-70-451-0110).

Very truly yours,

/s/ Marcel Smits
Marcel Smits
Chief Financial Officer

Copy to:
Mr. Dean Suehiro, Mail Stop 3720
Mr. Kyle Moffatt, Mail Stop 3720